UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025.

 Commission File Number 001-40628

Zenvia Inc.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Avenida Paulista, 2300, 18th Floor, Suites 182 and 184

São Paulo, São Paulo, 01310-300

Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

ZENVIA Reports Q2 2025 Results

Transition to Zenvia Customer Cloud moving on as expected, with revenues from these services up 23% YoY

CPaaS revenues still fueling top line

Continued strict expense control

São Paulo, September 10, 2025 – Zenvia Inc. (NASDAQ: ZENV), the leading cloud-based CX solution in Latin America empowering companies to craft personal, engaging and fluid experiences throughout the customer journey, today reported its operational and financial metrics for the second quarter of 2025.

Cassio Bobsin, Founder & CEO of ZENVIA, said: “We are happy to report our strategy to focus on Zenvia Customer Cloud is starting to pay off, as the revenues from these services went up 23% YoY. We are seeing strong adoption among new customers joining the platform - and we even saw our SaaS client base go up from Q1 2025. This makes us confident that we will deliver growth of 25 to 30% in the full year 2025 for Zenvia Customer Cloud.”

Shay Chor, CFO & IRO of ZENVIA, said: “While we are advancing with the evolution of Zenvia Customer Cloud and executing on the streamlining initiatives as planned, we continue to face a highly volatile market environment, marked by intense competition, especially on the CPaaS, which has weighed on our profitability. Nonetheless, we remain confident that the actions underway, combined with the scaling of our new platform, will drive a gradual recovery, allowing us to return to normalized profitability levels by year-end and create a solid foundation for 2026.”

Key Financial Metrics (BRL MM and %)	Q2 2025	Q2 2024	YoY	H1 2025	H1 2024	YoY
Revenues	285.7	231.2	23.6%	581.6	443.8	31.1%
Gross Profit	56.4	87.5	-35.6%	118.0	168.4	-29.9%
Gross Margin	19.7%	37.9%	-18.1 p.p	20.3%	37.9%	-17.7 p.p
Non-GAAP Adjusted Gross Profit(1)	68.8	100.2	-31.3%	143.0	193.8	-26.2%
Non-GAAP Adjusted Gross Margin(2)	24.1%	43.3%	-19.3 p.p	24.6%	43.7%	-19.1 p.p
Operating Income/Loss (EBIT)	-10.2	10.0	n.m	-12.5	0.3	n.m
Adjusted EBITDA(3)	10.7	33.6	-68.1%	30.6	46.7	-34.5%
Normalized EBITDA(4)	10.8	33.7	-67.9%	30.8	56.8	-45.8%
Income/Loss for the Period	-42.0	-15.9	163.4%	-38.3	-72.2	-46.9%
Cash Balance	32.6	89.4	-63.5%	32.6	89.4	-63.5%
Net Cash Flow from (used in) Operating Activities	-25.0	18.1	n.m	-17.6	5.3	n.m
Total Active Customers(5)	9,718	11,849	-18.0%	9,718	11,849	-18.0%
(1)	For a reconciliation of our Non-GAAP Gross Profit to Gross Profit, see Selected Financial Data section below.
(2)	We calculate Non-GAAP Gross Margin as Non-GAAP Gross Profit divided by Revenues.
(3)	For a reconciliation of our Adjusted EBITDA to Loss for the Period, see Selected Financial Data section below.
(4)	For a reconciliation of our Normalized EBITDA to Loss for the Period, see Selected Financial Data section below.
(5)	We define an Active Customer as an account (based on a corporate taxpayer registration number) at the end of any period that was the source of any amount of revenue for us in the preceding three months. We classify a customer from which we generated no revenue in the preceding three months as an Inactive Customer. The consolidated number of Total Active Customers doesn’t reflect the sum of SaaS and CPaaS Clients, as there is cross selling between them.

Highlights Q2 2025

●	Revenues totaled BRL 286 million, up 24% when compared to BRL 231 million in Q2 2024, as a result of CPaaS (+33%) YoY expansion, mostly related to higher SMS volumes with large wholesale clients

1	Earnings Release | Q2 2025

who have lower margins coupled with newer clients. SaaS revenues, in turn, went up by 3%, mainly driven by Zenvia Customer Cloud, partially offset by the performance of Enterprise clients.

●	Non-GAAP Adjusted Gross Profit reached BRL 69 million, while Non-GAAP Adjusted Gross Margin landed at 24%. This performance is mainly explained by:
(i)	SaaS gross profit increase in the period for the first time since Q2 2024, driven by the 23% increase in Zenvia Customer Cloud revenues which carry higher margins, coupled with a smaller but more profitable client base, including both SMBs and Enterprises.

More than offset by:

(ii)	Lower profitability in CPaaS, stemming from strong volume growth with low margins.
●	As a result of these effects, and despite the 27% YoY reduction in G&A in the period, normalized EBITDA was down 68% from Q2 2024, totaling positive BRL 11 million in the quarter. Please refer to the reconciliation table at the end of this report for more details.

Highlights H1 2025

●	Revenues totaled BRL 582 million, up 31% when compared to BRL 444 million in H1 2024, as a result of CPaaS (+45%) YoY expansion, mostly due to higher SMS volumes with new and large clients who have lower margins. SaaS revenues went up 4%, mostly from SMB customers, aligned to our strategy of ramping up Zenvia Customer Cloud.
●	Non-GAAP Adjusted Gross Profit reached BRL 143 million, down 26% YoY, while Non-GAAP Adjusted Gross Margin landed at 25%.
●	G&A Expenses went down 25% YoY in H1 to BRL 48 million, bringing G&A as a percentage of revenues to 8.3%, down 6.2 percentage points from the 14.5% reported in the same period of 2024. The BRL 16 million G&A reduction YoY in H1 2025 puts us on track to reaching the BRL 30-35 million reduction expected for the year.
●	As a result of all these effects, normalized EBITDA was positive BRL 31 million in the first half of the year. Please refer to the reconciliation table at the end of this report for more details.

SaaS Business

SaaS Key Operational & Financial Metrics (BRL MM and %)	Q2 2025	Q2 2024	YoY	H1 2025	H1 2024	YoY
Revenues	80.6	78.0	3.4%	161.3	154.8	4.2%
Gross Profit	32.3	29.9	8.0%	63.1	60.4	4.4%
Gross Margin	40.0%	38.3%	1.7p.p.	39.1%	39.0%	0.1p.p.
Non-GAAP Adjusted Gross Profit(1)	44.7	42.5	5.1%	88.0	85.9	2.5%
Non-GAAP Adjusted Gross Margin(2)	55.4%	54.5%	0.9p.p.'	54.6%	55.5%	-0.9p.p.
Total Active Customers(3)	5,783	6,770	-14.6%	5,783	6,770	-14.6%
(1)	For a reconciliation of the Non-GAAP Adjusted Gross Profit to the Gross Profit of our SaaS business segment, see the Selected Financial Data section below.
(2)	We calculate the Non-GAAP Adjusted Gross Margin of our SaaS business segment by dividing its Non-GAAP Gross Profit by its Revenues.
(3)	We define an Active Customer as an account (based on a corporate taxpayer registration number) at the end of any period that was the source of any amount of revenue for us in the preceding three months. We classify a customer from which we generated no revenue in the preceding three months as an Inactive Customer.

2	Earnings Release | Q2 2025

Our SaaS business is still in a transition phase with the rollout of Zenvia Customer Cloud. Although the ramp-up placed temporary pressure on margins, we anticipate ongoing scaling and better profitability in the coming quarters, with early signs of progress already evident this quarter.

Revenues in our SaaS business went up by 3% YoY in Q2 2025 to BRL 80.6 million from BRL 78.0 million in Q2 2024, primarily driven by Zenvia Customer Cloud. Revenues from Zenvia Customer Cloud solutions increased 23% in the H1 2025 when compared to H1 2024, and are expected to increase even more as our clients deepen the adoption of our solutions. On the rest of our SaaS business, we continue to see a tough competitive environment in the Enterprise segment in Brazil for our SaaS legacy solutions, which have partially offset Zenvia Customer Cloud top line growth. We believe the superior value offered by Zenvia Customer Cloud is key to better position us in this more competitive Enterprise segment, as evidenced by the first dozen projects implemented last quarter that will help improve overall SaaS metrics in the next coming quarters.

Q2 2025 Non-GAAP Adjusted Gross Profit from SaaS was up 5% YoY at BRL 44.7 million, while Non-GAAP Adjusted Gross Margin from SaaS was modestly up 0.9 p.p. to 55.4% as compared to 54.5% in the same period last year.

CPaaS Business

CPaaS Key Operational & Financial Metrics (BRL MM and %)	Q2 2025	Q2 2024	YoY	H1 2025	H1 2024	YoY
Revenues	205.1	153.9	33.3%	420.3	289.0	45.4%
Non-GAAP Adjusted Gross Profit(1)	24.1	57.7	-58.2%	54.9	108.0	-49.1%
Non-GAAP Adjusted Gross Margin(2)	11.8%	37.5%	-25.7p.p.	13.1%	37.4%	-24.3p.p.
Total Active Customers(3)	3,958	5,506	-28.1%	3,958	5,506	-28.1%
(1)	For a reconciliation of the Non-GAAP Adjusted Gross Profit to Gross Profit of our CPaaS business segment, see the Selected Financial Data section below.
(2)	We calculate the Non-GAAP Adjusted Gross Margin of our CPaaS business segment by dividing its Non-GAAP Gross Profit by its Revenues.
(3)	We define an active customer as an account (based on a corporate taxpayer registration number) at the end of any period that was the source of any amount of revenue for us in the preceding three months. We classify a customer from which we generated no revenue in the preceding three months as an inactive customer.

While the CPaaS business reported strong volumes and a YoY increase of 33% in Revenues, reaching BRL 205.1 million in Q2 2025, its Non-GAAP Adjusted Gross Profit decreased 58%, leading to a Non-GAAP Adjusted Gross Margin of 11.8%. This lower profitability is explained by (i) continued competitive dynamic for clients with large volumes, and (ii) higher SMS costs resulting from carrier cost adjustments, which are being passed on to clients throughout the year. We expect to see normalized CPaaS margins closer to year-end.

Q2 Consolidated Financial Result Analysis

In the SaaS business, we already could see encouraging signs of results coming from the ramp up of Zenvia Customer Cloud in this quarter. When we compare to the same period last year, revenues from our core business increased by 23% YoY, mainly from SMBs. This performance brought the Non-GAAP Adjusted Gross Profit of the SaaS segment up by 5%, the first positive YoY increase in gross profit since Q2 24.

In the CPaaS business, we recorded once again high volumes leading to a 33% YoY revenue growth, but coming mostly from certain customers that currently have tight margins, which coupled with the higher SMS costs when compared to the same period last year had a negative effect on our gross profit and margins. We expect margins to normalize by year-end. We are confident that the strategy of maintaining clients at tighter margins will pay off in the middle and long term as we do not need to incur additional G&A expenses to manage them.

3	Earnings Release | Q2 2025

As a result, our Normalized EBITDA came in below our expectations at positive BRL 11 million in the quarter.

H1 Consolidated Financial Result Analysis

The H1 results are very similar to the Q2 results, with strong expansion in the CPaaS business coming with margin pressure coupled with a solid evolution in Zenvia Customer Cloud driving our SaaS business.

This performance was offset by the YoY decrease of 25% in our G&A expenses in H1 to BRL 48 million, bringing G&A as a percentage of revenues to 8.3%, down 6.2 percentage points from the 14.5% reported in the same period of 2024. This amount already reflects the approximately 15% workforce reduction announced in January, which is expected to generate cost savings of BRL 30 million to BRL 35 million in FY 2025.

As a result, Normalized EBITDA for the first half was positive BRL 31 million. While this performance was below our expectations, we are confident to be in the right direction to accelerate profitability in the second half of the year and create a solid foundation for 2026. Please refer to the reconciliation table for more details.

Conference Call

The Company’s senior management team will host a webcast to discuss the results and business outlook on September 11, 2025, at 10:00 am ET. To access the webcast presentation, click here.

Additional information regarding Zenvia can be found at https://investors.zenvia.com.

Contacts

Investor Relations Shay Chor Fernanda Rosa ir@zenvia.com	Media Relations – FG-IR Fabiane Goldstein – (954) 625-4793 – fabi@fg-ir.com

About ZENVIA

Zenvia (NASDAQ: ZENV) is a technology company dedicated to creating a new world of experiences. It focuses on enabling companies to create personalized, engaging and fluid experiences across the entire customer journey, all through its unified, multi-channel customer cloud solution. Boasting two decades of industry expertise, almost 10,000 customers and operations throughout Latin America, Zenvia enables businesses of all segments to amplify brand presence, escalate sales, and elevate customer support, generating operational efficiency, productivity and results, all in one place. To learn more and get the latest updates, visit our website and follow our social media profiles on LinkedIn, Instagram, TikTok and YouTube.

Forward-Looking Statements

The preliminary quarter and year-to-date operating results set forth above are based solely on currently available information, which is subject to change. These preliminary operating results constitute forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts, and projections, as well as the beliefs and assumptions of management. Words such as "expect," "anticipate," "should," "believe," "hope," "target," "project," "goals," "estimate," "potential," "predict," "may," "will," "might," "could," "intend," variations of these terms or the negative of these terms and similar expressions are intended to identify these statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Zenvia’s control. Zenvia’s actual results could differ materially from those stated or implied in forward-looking statements due to several factors, including but not limited to: our ability to innovate and respond to technological advances, changing market needs and customer demands, our ability to successfully acquire

4	Earnings Release | Q2 2025

new businesses as customers, acquire customers in new industry verticals and appropriately manage international expansion, substantial and increasing competition in our market, compliance with applicable regulatory and legislative developments and regulations, the dependence of our business on our relationship with certain service providers, among other factors.

SELECTED FINANCIAL DATA

The following selected financial information are preliminary, unaudited and are based on management's initial review of operations for the second quarter of 2025.

Income Statement

	Q2			H1
	2025	2024	Variation	2025	2024	Variation
	(non-audited)	(non-audited)		(non-audited)	(non-audited)
	(in thousands of R$)		(%)	(in thousands of R$)		(%)
Revenue	285,701	231,159	23.6%	581,647	443,795	31.1%
Cost of services	-229,337	-143,624	59.7%	-463,626	-275,403	68.3%
Gross profit	56,364	87,535	-35.6%	118,021	168,392	-29.9%
Selling and marketing expenses	-25,352	-26,001	-2.5%	-53,880	-53,360	1.0%
General and administrative expenses	-24,441	-33,293	-26.6%	-48,192	-64,563	-25.4%
Research and development expenses	-9,546	-14,071	-32.2%	-20,108	-28,867	-30.3%
Allowance for expected credit losses	-1,654	-1,464	13.0%	-1,662	-6,895	-75.9%
Other income and expenses, net	-5,618	-2,690	108.8%	-6,630	-14,406	-54.0%
Operating gain (loss)	-10,247	10,016	-202.3%	-12,451	301	-4236.5%
Financial expenses	-37,530	-37,895	-1.0%	-58,696	-105,133	-44.2%
Finance income	4,762	438	987.2%	32,131	7,472	330.0%
Financial expenses, net	-32,768	-37,457	-12.5%	-26,565	-97,661	-72.8%
Income/Loss before taxes	-43,015	-27,441	56.8%	-39,016	-97,360	-59.9%
Deferred income tax and social contribution	5,100	14,011	-63.6%	8,337	30,094	-72.3%
Current income tax and social contribution	-4,068	-2,507	62.3%	-7,642	-4,927	55.1%
Income/Loss for the period	-41,983	-15,937	163.4%	-38,321	-72,193	-46.9%

Income/Loss attributable to Company Owners	-41,983	-16,045	161.7%	-38,321	-72,419	-47.1%
Non-controlling interests	0	-108	-100.0%	0	-226	-100.0%

5	Earnings Release | Q2 2025

Balance Sheet

	December 31, 2024 (audited)	June 30, 2025 (non-audited)
	(in thousands of reais)
Assets
Current assets	318,990	271,140
Cash and cash equivalents	116,884	32,611
Trade and other receivables	171,190	203,895
Recoverable assets	19,572	20,112
Prepayments	5,157	6,098
Other assets	6,187	8,424

Non-current assets	1,424,564	1,401,130
Restricted cash	10,891	3,415
Prepayments	423	230
Deferred tax assets	77,304	85,642
Property, plant and equipment	15,350	12,728
Right-of-use of assets	2,497	3,426
Intangible assets	1,318,099	1,295,689

Total assets	1,743,554	1,672,270

	December 31, 2024 (audited)	June 30, 2025 (non-audited)
	(in thousands of reais)
Liabilities
Current liabilities	674,759	715,374
Trade and other payables	445,804	457,911
Loans, borrowings and Debentures	81,137	78,014
Liabilities from acquisitions	90,920	113,940
Employee benefits	21,109	32,059
Tax liabilities	28,612	25,415
Lease liabilities	1,511	1,744
Deferred revenue	5,371	6,237
Derivative financial instruments	295	54

Non-current liabilities	297,380	214,735
Liabilities from acquisitions	189,886	157,279
Loans, borrowings	45,718	14,598
Provisions for tax, labor and civil risks	804	1,614
Lease liabilities	1,309	1,948
Trade and other payables	15,528	-
Employee Benefits	2,056	2,043
Derivative financial instruments	41,814	16,622
Taxes to be paid in installments	265	20,631

Shareholders equity	771,415	742,161
Capital	1,007,522	1,007,522
Reserves	230,901	243,121
Foreign currency translation reserve	4,847	1,694
Other components of equity	2,394	2,394
Accumulated losses	(474,249)	(512,570)

Total shareholders equity and liabilities	1,743,554	1,672,270

6	Earnings Release | Q2 2025

Statement of Cash Flow

	Q2		H1
	2025 (non-audited)	2024 (audited)	2025 (non-audited)	2024 (audited)
	(in thousands of R$)		(in thousands of R$)
Net cash from (used in) operating activities	-25,036	18,134	-17,643	5,269
Net cash used in investing activities	-191	-21,078	-10,346	-33,507
Net cash from (used in) financing activities	-29,088	21,459	-58,461	54,793
Exchange rate change on cash and cash equivalents	801	-629	2,177	-886
Net (decrease) increase in cash and cash equivalents	-53,514	17,886	-84,273	25,669

Special Note Regarding Non-GAAP Financial Measures

This press release presents certain Non-GAAP financial measures, which are not recognized under IFRS, specifically Non-GAAP Adjusted Gross Profit, Non-GAAP Adjusted Gross Margin, Non-GAAP Adjusted Gross Profit for our SaaS business segment, Non-GAAP Adjusted Gross Profit for our CPaaS business segment, Non-GAAP Adjusted Gross Margin for our SaaS business segment, Non-GAAP Adjusted Gross Margin for our CPaaS business segment, Adjusted EBITDA and Normalized EBITDA. A Non-GAAP financial measure is generally defined as one that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure. Non-GAAP financial measures do not have standardized meanings and may not be directly comparable to similarly titled measures adopted by other companies. These Non-GAAP financial measures are used by our management for decision-making purposes and to assess our financial and operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. We also believe that the disclosure of our Non-GAAP Adjusted Gross Profit, Non-GAAP Adjusted Gross Margin, Non-GAAP Adjusted Gross Profit for our SaaS business segment, Non-GAAP Adjusted Gross Profit for our CPaaS business segment, Non-GAAP Adjusted Gross Margin for our SaaS business segment, Non-GAAP Adjusted Gross Margin for our CPaaS business segment, Adjusted EBITDA and Normalized EBITDA provides useful supplemental information to investors and financial analysts and other interested parties in their review of our operating performance. Potential investors should not rely on information not recognized under IFRS as a substitute for the IFRS measures of earnings, cash flows or profit (loss) in making an investment decision.

7	Earnings Release | Q2 2025

The following table shows the reconciliation for our consolidated Non-GAAP Gross Profit and consolidated Non-GAAP Gross Margin:

	Q2		H1
Consolidated	2025 (non-audited)	2024 (non-audited)	2025 (non-audited)	2024 (non-audited)
	(in thousands of R$)		(in thousands of R$)
Gross profit	56,364	87,535	118,021	168,392
(+) Amortization of intangible assets acquired from business combinations	12,434	12,654	24,941	25,439
Non-GAAP Adjusted Gross Profit(1)	68,798	100,189	142,962	193,831
Revenue	285,701	231,159	581,647	443,795
Gross Margin(2)	19.7%	37.9%	20.3%	37.9%
Non-GAAP Adjusted Gross Margin(3)	24.1%	43.3%	24.6%	43.7%

(1) We calculate Non-GAAP Adjusted Gross Profit as gross profit plus amortization of intangible assets acquired from business combinations.

(2) We calculate gross margin as gross profit divided by revenue.

(3) We calculate Non-GAAP Adjusted Gross Margin as Non-GAAP Adjusted Gross Profit divided by revenue.

The following tables shows the reconciliation for the Non-GAAP Gross Profit and Non-GAAP Gross Margin for our SaaS and CPaaS business segments:

	Q2		H1
SaaS Segment	2025 (non-audited)	2024 (non-audited)	2025 (non-audited)	2024 (non-audited)
	(in thousands of R$)		(in thousands of R$)
Gross profit	32,250	29,871	63,099	60,440
(+) Amortization of intangible assets acquired from business combinations	12,434	12,654	24,941	25,439
Non-GAAP Adjusted Gross Profit(1)	44,684	42,525	88,040	85,879
Revenue	80,609	77,977	161,320	154,797
Gross Margin(2)	40.0%	38.3%	39.1%	39.0%
Non-GAAP Adjusted Gross Margin(3)	55.4%	54.5%	54.6%	55.5%

(1)     We calculate Non-GAAP Adjusted Gross Profit for our SaaS business segment as gross profit for our SaaS business segment plus amortization of intangible assets acquired from business combinations for our SaaS business segment.

(2)     We calculate gross margin for our SaaS business segment as gross profit for our SaaS business segment divided by revenue of our SaaS business segment.

(3)     We calculate Non-GAAP Adjusted Gross Margin for SaaS business segment as Non-GAAP Adjusted Gross Profit for our SaaS business segment divided by revenue for our SaaS business segment.

8	Earnings Release | Q2 2025

	Q2		H1
CPaaS Segment	2025 (non-audited)	2024 (non-audited)	2025 (non-audited)	2024 (non-audited)
	(in thousands of R$)		(in thousands of R$)
Gross profit	24,114	57,652	54,922	107,952
(+) Amortization of intangible assets acquired from business combinations	0	0	0	0
Non-GAAP Adjusted Gross Profit(1)	24,114	57,652	54,922	107,952
Revenue	205,092	153,852	420,327	288,988
Gross Margin(2)	11.8%	37.5%	13.1%	37.4%
Non-GAAP Adjusted Gross Margin(3)	11.8%	37.5%	13.1%	37.4%

(1)       We calculate Non-GAAP Adjusted Gross Profit for our CPaaS business segment as gross profit for our CPaaS business segment plus amortization of intangible assets acquired from business combinations for our CPaaS business segment.

(2)       We calculate gross margin for our CPaaS business segment as gross profit for our CPaaS business segment divided by revenue of our CPaaS business segment.

(3)       We calculate Non-GAAP Adjusted Gross Margin for CPaaS business segment as Non-GAAP Adjusted Gross Profit for our CPaaS business segment divided by revenue for our CPaaS business segment.

The following table shows the reconciliation for our Adjusted EBITDA and Normalized EBITDA:

	Q2		H1
	2025 (non-audited)	2024 (non-audited)	2025 (non-audited)	2024 (non-audited)
	(in thousands of R$)		(in thousands of R$)
Income/Loss for the period	-41,983	-15,937	-38,321	-72,193
Current and Deferred Income Tax	-1,032	-11,504	-695	-25,167
Financial expenses, net	32,768	37,457	26,565	97,661
Depreciation and Amortization	20,953	23,582	43,021	46,379
Adjusted EBITDA(1)	10,706	33,598	30,570	46,680
Earn-outs	-121	-80	-225	-10,161
Normalized EBITDA(2)	10,827	33,678	30,795	56,841

(1) We calculate Adjusted EBITDA as loss for the period adjusted by income tax and social contribution (current and deferred), financial expenses, net, depreciation and the goodwill impairment.

(2) We calculate Normalized EBITDA as the Adjusted EBITDA adjusted by non-recurring events and non-cash impacts from earn-out adjustments.

9	Earnings Release | Q2 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: September 10, 2025

Zenvia Inc.

By:	/s/ Cassio Bobsin

Name: Cassio Bobsin

Title: Chief Executive Officer